Room 4561
January 19, 2006

Mr. David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road
South Tower
Fairfax, Virginia 22030

      Re:	webMethods, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed June 14, 2005
		Form 8-K
		Filed October 25, 2005
		File No. 1-15681

Dear Mr. Mitchell,

      We have reviewed your response letter dated October 14, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

1. We have considered your response to prior comment number 5 from our letter dated September 22, 2005 and remain unclear with respect to various aspects of the intellectual property settlement and the related accounting. To clarify our understanding, please provide the following additional information:

* Describe, in reasonable detail, the nature of the claims made by the private company against your customers. In this regard, describe the nature and purpose of the private company`s product or technology. Also, describe the specific actions or activities of your customers that the private company claimed infringed their intellectual property;

* Describe, in reasonable detail, the relationship between your products and the actions or activities of your customers that led to the infringement claims by the third party;

* Describe, in reasonable detail, the nature of, and parties to, the
"contemporaneous litigation matter" in which the private company conceded that your products did not infringe the private company`s patent. Describe any damages or relief sought. Explain when and how the litigation matter was resolved.

2. Describe for us, in greater detail, the various business reasons which led you to enter into a settlement agreement with the private company. As part of your response, address the following:

* Describe the "various court proceedings" that could have resulted in potential expense. What court proceedings did you believe you would be involved in? Why did you believe you would be involved in them?

* Describe the possible impacts on your existing customer relationships;

* Describe the potential impact of the infringement allegations on your prospective business. In this regard, clarify both the potential impact you had identified or considered, as well as the specific infringement allegations that could result in that impact.

* Describe the potential impacts of various outcomes of the infringement allegations on your business. Clarify the potential impacts, the various outcomes and the infringement allegations that could result in those impacts and outcomes.
3. Describe the material terms of the product license you acquired as part of the settlement. Explain whether it relates to past, current or future use of the underlying technology. Also, explain your basis for expensing this settlement. In this regard, explain the consideration you gave to capitalizing the amount and amortizing over future periods. Separately, explain your basis for reporting the settlement outside of cost of goods sold.

Note 11. Stockholder`s Equity, page F-17

4. We note your response to our previous comment number 7. In addition to the periodic payments received under the March 2001 OEM
Agreement from i2, tell us the amount of any revenue recognized from i2 in each period subsequent to the date of the agreement and how you accounted for this revenue. Additionally, tell us how you determined the amount and the schedule of the cash payments received from i2 under the OEM Agreement.

Form 8-K, filed October 25, 2005

5. We note your response to prior comment number 10 from our letter dated September 22, 2005. Please note that the requirements of Item
10(e)(1)(i) of Regulation S-K specifically apply to information furnished under Item 2.02 of Form 8-K. See instruction 2 to Item
2.02 of Form 8-K.

6. In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note the following:

* The presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles;

* Your reference to "core operations" and "core operating performance", for both you and your competitors, may create the unwarranted impression that "core operations" and "core operating performance" are defined items that are calculated consistently under a comprehensive set of accounting rules or principles; and,

* You describe as unusual or infrequent charges where the nature of the charge is such that it appears reasonably likely to recur within two years or there was a similar charge within the prior two years.

7. We have considered your response to prior comment number 10 from our letter dated September 22, 2005, together with the non-GAAP information included in the press release furnished in the Form 8-K filed October 25, 2005. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation.
Following are such inconsistencies in greater detail:

* Your presentation includes a numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenue, non-GAAP gross profit, various non-GAAP operating expense items, non-GAAP operating income and non-GAAP net income (loss). However, the disclosure that you have provided regarding these measures appears generic in nature and does not appear to address any of the measure individually. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure.
See Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

* We note no substantive disclosure that addresses the disclosures in
Question 8 of the FAQ. For example, you do not explain why it is useful to investors to eliminate non-cash charges from a performance, as opposed to liquidity, measure. Further, you do not explain the material limitations associated with each measure or the manner in which management compensates for such limitations.

To the extent that the non-GAAP measures exclude items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See
Question 8 of the June 13, 2003 FAQs.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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David Mitchell
webMethods, Inc.
January 19, 2006
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